UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 24, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sabine Pass Liquefaction, LLC

File No. 333-192373 - CF#32095

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       Sabine Pass Liquefaction, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 20, 2015.

       Based on representations by Sabine Pass Liquefaction, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.26	through December 20, 2017
Exhibit 10.32	through December 20, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary